SECUR 05039089 ION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 44348

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1,20004 (MM/DD/YY) AND ENDING DECEMBER 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STANTON INVESTMENT SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3405 ANNAPOLIS LANE NORTH
(No. and Street)

PLYMOUTH (City) MN (State) 55447 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SHARON L. ROESKE 763-278-4404
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DELOITTE & TOUCHE LLP
(Name – *if individual, state last, first, middle name*)

400 ONE FINANCIAL PLAZA
120 SOUTH SIXTH STREET (Address) MINNEAPOLIS (City) MN (State) 55402 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2005
WASH. D.C. 185

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Ward Ring, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to Stanton Investment Services, Inc. for the year ended December 31, 2004, are true and correct. I further swear (or affirm) that, to the best of my knowledge and belief, neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Ward Ring
Chief Executive Officer

Subscribed to before me this day of February 28, 2005.

Mary L. Hanken
Notary Public

MARY L. HANKEN
NOTARY PUBLIC-MINNESOTA
My Commission Expires Jan. 31, 2010

Deloitte.

Deloitte & Touche LLP
400 One Financial Plaza
120 South Sixth Street
Minneapolis, MN 55402
USA

Tel: +1 612 397 4000
Fax: +1 612 397 4450
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Stanton Investment Services, Inc.
Minneapolis, Minnesota

We have audited the accompanying statements of financial condition of Stanton Investment Services, Inc. (the "Company") as of December 31, 2004 and 2003 and the related statements of operations, cash flows, and changes in stockholder's equity for the years ended December 31, 2004 and 2003 that is filing pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Stanton Investment Services, Inc. at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years ended December 31, 2004 and 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules (g and j) listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 18, 2005

STANTON INVESTMENT SERVICES, INC.

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a(e)(3).*

STANTON INVESTMENT SERVICES, INC.

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2004 AND 2003

ASSETS	2004	2003
Cash and cash equivalents (Note 1)	$ 546,809	$ 278,216
Due from affiliate (Note 4)		94,895
Prepaid expenses	25,366	22,360
Due from mutual funds and other companies	210,903	111,377
Goodwill (Note 1)	38,380	38,380
Furniture and fixtures, net of accumulated depreciation of $8,595 and $5,157, respectively (Note 1)	8,595	12,033
TOTAL	$ 830,053	$ 557,261

LIABILITIES AND STOCKHOLDER'S EQUITY		
Payable to affiliate (Note 4)	$ 6,765	$ 47,668
Accounts payable and accrued expenses	151,418	20,918
	158,183	68,586
STOCKHOLDER'S EQUITY:		
Common stock, $100 par value—100,000 shares authorized; 200 shares issued and outstanding	20,000	20,000
Additional paid-in capital	152,675	152,675
Retained earnings	499,195	316,000
Total stockholder's equity	671,870	488,675
TOTAL	$ 830,053	$ 557,261

See notes to financial statements.

STANTON INVESTMENT SERVICES, INC.

STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
REVENUES—		
Commissions	$2,129,777	$1,585,637
EXPENSES:		
Compensation and benefits	1,108,589	435,299
Management fee (Note 4)	194,400	381,800
Marketing expense	95,053	51,066
Depreciation	3,438	3,438
General and administrative	145,102	187,964
	1,546,582	1,059,567
NET INCOME	$ 583,195	$ 526,070

See notes to financial statements.

STANTON INVESTMENT SERVICES, INC.

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 583,195	$ 526,070
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	3,438	3,438
Changes in operating assets and liabilities:		
Due from mutual funds and other companies	(99,526)	(24,694)
Prepaid expenses	(3,006)	(7,237)
Due from affiliate	94,895	(92,000)
Payable to affiliate	(40,903)	38,387
Accounts payable and accrued expenses	130,500	(48,260)
Total adjustments	85,398	(130,366)
Net cash provided by operating activities	668,593	395,704
CASH FLOWS FROM FINANCING ACTIVITY— Dividends paid	(400,000)	(150,000)
INCREASE IN CASH	268,593	245,704
CASH—Beginning of period	278,216	32,512
CASH—End of period	$ 546,809	$ 278,216

See notes to financial statements.

STANTON INVESTMENT SERVICES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
BALANCES—December 31, 2002	$20,000	$152,675	$ (60,070)	$ 112,605
Net income			526,070	526,070
Dividend paid			(150,000)	(150,000)
BALANCES—December 31, 2003	20,000	152,675	316,000	488,675
Net income			583,195	583,195
Dividend paid			(400,000)	(400,000)
BALANCES—December 31, 2004	$20,000	$152,675	$ 499,195	$ 671,870

See notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

Business—Stanton Investment Services, Inc. (the "Company") is a wholly owned subsidiary of Stanton Group Holdings, Inc. (the "Parent"). The Company is a privately held, registered securities broker/dealer. The Company's primary activities include the execution of transactions for customers for a fee and providing customers with investment advice with respect to securities. The Company provides these services through a group of brokers employed by the Parent and other affiliates.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents—The Company has defined cash equivalents as short-term, highly liquid debt instruments purchased with a maturity of approximately three months or less.

Securities Transactions—Commission income from sales of mutual fund shares, variable annuity and variable universal life products, and the related commission and other expenses on such income are recognized on a trade-date basis as the securities transactions occur.

Furniture and Fixtures—The cost of furniture and fixtures is depreciated on a straight-line basis over the estimated useful lives of 3 to 10 years.

Income Taxes—The Company has elected S corporation status under the applicable sections of the Internal Revenue Code and Minnesota Income Tax Act. Accordingly, no provision has been made for federal or state income taxes, since the applicable tax liability or benefit is the responsibility of the Parent.

Derivatives—All derivatives, including those embedded in other contracts, are recognized as either assets or liabilities measured at fair value. Management has reviewed the requirements of Statement of Financial Accounting Standards ("SFAS") No. 133 and has determined that they have no freestanding or embedded derivatives.

Goodwill—Goodwill and intangible assets with indefinite lives are not amortized but are tested for impairment at least annually, except in certain circumstances, and whenever there is an impairment indicator; all acquired goodwill must be assigned to reporting units for purposes of impairment testing. The Company evaluated its goodwill during 2004 and determined that there was no impairment.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's (the "Commission") Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The

rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004, net capital under the rule was $508,055 for a net capital ratio of 0.32 to 1, and net capital was in excess of the required minimum net capital by $497,510.

3. EXEMPTION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 (the "Rule"), in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of the Rule.

4. RELATED-PARTY TRANSACTIONS

The Company records principal transaction and commission revenues from its affiliates related to services provided to benefit plans administered by affiliates. These revenues were approximately $405,000 and $276,000 during the years ended December 31, 2004 and 2003, respectively. In addition, the Company recorded revenue from customers that are also customers of its affiliates of approximately $1,696,000 and $1,117,000 during the years ended December 31, 2004 and 2003, respectively.

The Company entered into a cost-sharing agreement with affiliated companies to share expenses pro rata on office space, equipment, and services based on estimated usage. During the years ended December 31, 2004 and 2003, occupancy and equipment fees of $62,808 and $17,460, respectively, and paid to Stanton Group, Inc., an affiliate, were included in general and administrative expenses.

The Company has a management agreement with Stanton Group, Inc. under which management fees are paid for the estimated cost of services provided to the Company. Under this agreement, Stanton Group, Inc. has agreed to provide certain staff, administrative, and facilities resources and certain financial support to the Company. During the years ended December 31, 2004 and 2003, management fees of $194,400 and $381,800, respectively, were paid to Stanton Group, Inc.

The Company reimbursed an affiliate $51,451 and $131,314 during the years ended December 31, 2004 and 2003, respectively, for services the affiliate provided to the Company's customers on its behalf.

The results of operations of the Company are not necessarily indicative of the results that might occur if the Company were operating independently.

* * * * * *

SUPPLEMENTAL SCHEDULE

STANTON INVESTMENT SERVICES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2004

NET CAPITAL:	
Total stockholder's equity from the statement of financial condition	$ 671,870
Deductions and/or charges:	
Nonallowable assets:	
Accounts receivable	91,474[(1)]
Goodwill	38,380
Prepaid expenses	25,366
Furniture and fixtures	8,595
	163,815
Net capital	$ 508,055
AGGREGATE INDEBTEDNESS—	
Total liabilities from the statement of financial condition	$ 158,183
COMPUTATION OF NET CAPITAL REQUIREMENT:	
Minimum net capital required (6-2/3% of aggregate indebtedness or $5,000, whichever is greater)	$ 10,545
Excess net capital	$ 497,510
Ratio: Aggregate indebtedness to net capital	0.32 to 1
RECONCILIATION OF THE COMPANY'S COMPUTATION (Included in Part II of the Form X-17A-5 as of December 31, 2004):	
Net capital as reported by the Company's Part II (unaudited) FOCUS report filed in January 2005	$ 505,950
Audit adjustments increasing shareholder's equity related to accounts payable	2,105
Net capital as per above	$ 508,055
Aggregated indebtedness as reported by the Company's Part II (unaudited) FOCUS report filed in January 2005	$ 160,288
Audit adjustments decreasing aggregated indebtedness primarily related to accounts payable disbursements made in 2004	(2,105)
Aggregated indebtedness as per above	$ 158,183

(1) Nonallowable receivables represent receivables of the Company that are over 30 days past due.

Deloitte.

Deloitte & Touche LLP
400 One Financial Plaza
120 South Sixth Street
Minneapolis, MN 55402
USA

Tel: +1 612 397 4000
Fax: +1 612 397 4450
www.deloitte.com

February 18, 2005

Board of Directors
Stanton Investment Services, Inc.

In planning and performing our audit of the financial statements of Stanton Investment Services, Inc. (the "Company") for the years ended December 31, 2004 and 2003 (on which we issued our report dated February 18, 2005), we considered its internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that

misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, (including control activities for safeguarding securities), that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP